United States securities and exchange commission logo





                              March 17, 2021

       Jill Woodworth
       Chief Financial Officer
       Peloton Interactive, Inc.
       125 West 25th Street, 11th Floor
       New York, New York, 10001

                                                        Re: Peloton
Interactive, Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2020
                                                            Filed September 11,
2020
                                                            File No. 001-39058
                                                            Form 8-K Furnished
on February 4, 2021
                                                            File No. 001-39058

       Dear Ms. Woodworth:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended June 30, 2020

       Notes to Consolidated Financial Statements
       Commitments and Contingencies
       Legal Proceedings, page 77

   1. We note you recognized $60.1 million in litigation and settlement expenses for the fiscal year ended June 30,
2020 which was material to your net income. We also note that these expenses were
adjustments in certain of your non-GAAP measures that you describe as consisting of legal
settlements and related fees for specific proceedings, that arise outside of the ordinary course
of your business. To help us better understand your disclosure, please quantify how
much of the related expenses applied to the previously disclosed legal maters and how much of
the expenses, if any, were related to matters not previously identified. Please
further explain the nature of the expenses and how you determined that
 Jill Woodworth
Peloton Interactive, Inc.
March 17, 2021
Page 2
         they are out of the ordinary.
Form 8-K Furnished on February 4, 2021

Exhibit 99.1
Key Operating Metrics and Non-GAAP Financial Measures, page 14

2. Please revise to present your GAAP financial statements prior to your reconciliations of non-GAAP measures to avoid giving undue prominence to the non-GAAP data in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. We also note similar disclosures in your 10-Q filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Melissa
Gilmore, Staff Accountant at (202) 551-3777 with any questions.



FirstName LastNameJill Woodworth                             Sincerely,
Comapany NamePeloton Interactive, Inc.
                                                             Division of
Corporation Finance
March 17, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName